

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2014

<u>Via E-mail</u>
David C. Glendon
President and Chief Executive Officer
Sprague Resources LP
185 International Drive
Portsmouth, New Hampshire 03801

      Re: Sprague Resources LP
             Registration Statement on Form S-3
             Filed November 12, 2014
             File No. 333-200148
             Form 10-K for Fiscal Year Ended
             December 31, 2013
             Filed March 27, 2014
             File No. 1-36137

Dear Mr. Glendon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

1.   Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

<u>Form 10-K for Fiscal Year Ended December 31, 2013</u>

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Gross Margin, page 43

2.   Your disclosure states you define gross margin as net sales minus costs of products sold. Based on this definition, it appears your presentation of gross margin excludes depreciation and amortization. Please note the guidance per SAB Topic 11B which prohibits the presentation of a figure for income before depreciation and revise your presentation accordingly.

Combined and Consolidated Statements of Stockholder's/Member's/Unitholders' Equity, page F-6

3.   Please revise to provide disclosure here or in a note showing the changes in each class of your common units. Refer to Rule 5-02(29) of Regulation S-X.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, please contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Adorys Velazquez
        Vinson & Elkins LLP